Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

March 1, 2016

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File No.: 333-209152
Regarding the Reorganization of Hodges Equity Income Fund into Hodges Blue Chip Equity Income Fund

Dear Ms. Larkin:

This correspondence is being filed in response to your February 24, 2016 oral comments, provided to Lillian Kabakali, regarding the Trust’s Registration Statement filed on Form N-14 on January 28, 2016 (the “N-14”).  The N-14 was filed pursuant to Rule 145 under the 1933 Act for the purpose of combining one series of the Trust into one other series of the Trust.  Specifically, the Trust is proposing to reorganize the Hodges Equity Income Fund into the Hodges Blue Chip Equity Income Fund.  The Trust is filing Pre-Effective Amendment No. 1 on Form N-14 under Rule 145 to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the Registration Statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein;

3.
The Trust acknowledges that the actions of the SEC or the Staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Trust  from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

1.	Please file as an exhibit to the N-14, an auditor’s consent for both the Hodges Blue Chip Equity Income Fund and the Hodges Equity Income Fund.

The Trust responds by filing the auditor’s consent as an exhibit to the N-14 as requested.

2.
Please revise all disclosures in the N-14 filing, which are based on the six-month period ended 9/30/2015 to be based on the twelve-month period ended 9/30/15.  These disclosures included, but are not limited to, Portfolio Turnover, Fees and Expenses Table and Pro Forma Information.

The Trust responds by revising all disclosures in the N-14, which were based on the six-months ended 9/30/2015 to be based on the twelve-months ended 9/30/2015 as requested.

3.	Please update the Series and Class ID for the Hodges Blue Chip 25 Fund to reflect the Fund’s new name, the Hodges Blue Chip Equity Income Fund.

The Trust responds by updating the Series and Class ID to reflect the Fund’s new name as requested.

4.
On Page 11 of the N-14, with respect to the section entitled “Example of Effect of Fund Expenses,” please revise the expense example for the “One Year” period so that it does not include the effect of any fee waivers/expense reimbursements.

The Trust responds by making the revisions as requested.

5.
Please confirm whether the Hodges Equity Income Fund expects to sell certain securities in anticipation of the reorganization.  If the Fund expects to sell certain securities in anticipation of the reorganization, please disclose the following: (1) an estimate of the Fund’s portfolios that will be disposed of prior to the reorganization, (2) the portfolio transaction costs related to the trades, (3) the impact to shareholders regarding capital gains, (4) if it will result in gains, please disclose the per share amount.  In addition, please select a current date to provide these estimates.

The Trust responds by confirming that the Hodges Equity Income Fund does not intend to sell securities in anticipation of the reorganization.

6.
On Appendix Page A-13 of the Agreement and Plan of Reorganization, with respect to the section entitled “Expenses of Reorganization,” please provide an estimated dollar amount that the adviser will pay in connection with the reorganization.

The Trust responds by providing the disclosure as requested.

7.	Please provide a North American Security Trust (“NAST”) analysis to support why the Acquiring Fund was selected as the accounting survivor.

The Trust responds by supplementally providing as Appendix A to this letter the NAST analysis as requested.

8.
On Page 1, with respect to the top of the chart comparing the two Funds, please correct the heading at the top of the chart, which reads “Hodges Blue Chip Equity Fund” to read “Hodges Blue Chip Equity Income Fund.”

The Trust responds by correcting the heading as requested.

9.
On Page 2, with respect to the section entitled “Annual Operating Expenses as a Percentage of Average Net Assets for the Fiscal Year,” please note that while the expenses for the Hodges Equity Income Fund were 1.30%, the actual expenses for the Hodges Blue Chip Equity Income Fund were 1.31% because of AFFE.  Accordingly, please include disclosure, which indicates that the actual expenses for the Funds will be different.

The Trust responds by revising the disclosure accordingly.

10.
On Page 3, under the section entitled “Principal Investment Strategies,” under the column for the Hodges Equity Income Fund it states that:  “The Equity Income Fund may also invest up to 20% of its net assets in equity or debt securities of issuers that do not pay regular dividends or do not have a current cash distribution at the time of purchase.”  However, the Hodges Blue Chip Equity Income Fund does not have this disclosure and as such cannot invest 20% of its assets in this manner.  Please disclose whether the Fund will dispose of those securities prior to the reorganization.

The Trust responds by clarifying that while the Hodges Blue Chip Equity Income Fund does not have a 20% limit, nothing in the Fund’s disclosure, as currently drafted, prevents the Fund from investing up to 20% of its net assets in the manner described in the disclosure above.  Accordingly, the Fund does not have to dispose of any securities prior to the reorganization.

11.
On Page 5, with respect to the section entitled “Expense Limitations,” please add disclosure which indicates that the Hodges Blue Chip Equity Income Fund will have an Expense Cap in place until at least July 31, 2017.

The Trust responds by clarifying that that Expense Cap is in place “indefinitely, but at least until July 31, 2017.”  The disclosure has been revised to reflect this clarification.

12.
On Page 7, with respect to the section entitled “Comparison of Principal Risks of Investing in the Funds,” please modify the order of the risk disclosure so that the principal investment risks for the Funds, which are the same, appear last and the principal investment risks for the Funds, which are different, appear first.

The Trust responds modifying the order of the disclosure as requested.

13.
On Page 7,with respect to the section entitled “Comparison of Principal Risks of Investing in the Funds,” with respect the Hodges Equity Income Fund, please confirm that “Foreign Securities Risk” is a principal risk of the Fund, and if not, please modify the disclosure accordingly.  To this extent, please refer to the section entitled “Principal Investment Strategies,” under the column for the Hodges Equity Income Fund, on Page 3, which states: “Although not a principal investment strategy, the Equity Income Fund may also invest up to 25% of its net assets in stocks of foreign companies which are U.S. dollar denominated and trade on a domestic national securities exchange (including ADRs, EDRs and GDRs), debt securities of companies, debt obligations of governments and their agencies and other similar securities.”

The Trust responds by stating that although Foreign Securities Risk is included in the Fund’s prospectus as a principal risk of the Fund, the Fund does not currently invest in foreign securities as a principal investment strategy, and as such, this is not a principal investment risk of the Fund.  The disclosure has been modified accordingly.

14.
On Page 7,with respect to the section entitled “Comparison of Principal Risks of Investing in the Funds,” with respect the Hodges Blue Chip Equity Income Fund, please confirm that “Smaller Company Risk” is a principal risk of the Fund, and if not, please modify the disclosure accordingly.

The Trust responds by stating that although Smaller Company Risk is included in the Fund’s prospectus as a principal risk of the Fund, the Fund does not currently invest in smaller companies as a principal investment strategy, and as such, this is not a principal investment risk of the Fund.  The Fund intends to move this risk disclosure from the Fund’s Prospectus and into the Fund’s SAI.  The disclosure in the N-14 has been modified accordingly.

15.
On Page 10, with respect to Footnote 3 of the Funds’ Fees and Expenses, please remove the reference to the Expense Cap for the Hodges Equity Income Fund, which will remain in place until at least July 31, 2016, since this time period is less than one year.

The Trust responds by removing the disclosure as requested.

16.
On Page 15, with respect to the first bullet point at the top of the page under the section entitled “Board Considerations,” which indicates that the Funds’ contractual expense limitations are the same, please modify this disclosure to show that the Hodges Blue Chip Equity Income Fund has a longer duration up until at least July 31, 2017 as opposed to the Hodges Equity Income Fund which is up until at least until July 31, 2016.

The Trust responds by clarifying that the contractual expense limitations are the same, both for an indefinite period.  The references to the expense limitation remaining in place until at least July 31, 2016 or July 31, 2017, were added due to a previous comment received from an SEC examiner, which requested some additional language, where the Expense Cap is indefinite, indicating the Expense Cap would remain in place for at least a one-year period.

17.
In Appendix C-6, with respect to the section entitled “Redemption Fees,” the disclosure states that redemption fees are assessed “on the redemption/exchange of Fund shares held for 30 days or less,” which is not consistent with the Fund’s Fees and Expenses table on Page 10, which states that redemption fees are assessed on shares “redeemed/exchanged within 30 days of purchase.”  Accordingly, please revise the disclosure to be consistent with the Fund’s Fees and Expenses Table.

The Trust responds by revising the disclosure to be consistent as requested.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:    Domenick Pugliese, Esq., Schiff Hardin LLP

Appendix A

NAST Analysis

The Hodges Blue Chip Equity Income Fund (the “Acquiring Fund”), a series of Professionally Managed Portfolios (the “Trust”), believes that it is the appropriate accounting survivor following the reorganization (the “Reorganization”), of the Hodges Equity Income Fund (the “Target Fund,” and together with the Acquiring Fund, the “Funds”), a series of the Trust, with and into the Acquiring Fund. According to a no-action letter to North American Security Trust (“NAST”),1 in order to determine which fund should be the accounting survivor, the attributes of the new combined fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the new combined fund.  In NAST, the staff of the U.S. Securities and Exchange Commission (the “SEC”) listed five factors that should be relied upon when making such determination. Each of the factors listed in NAST along with the relevant analysis, are discussed below:

1.
Comparison of investment advisers. Hodges Capital Management, Inc. (“Hodges”) is the investment adviser responsible for the day-to-day portfolio management of both Funds.  Hodges will also be the investment adviser of the combined fund (the “Combined Fund”) after the Reorganization. The portfolio managers for both Funds are Craig D. Hodges, Eric J. Marshall, and Gary M. Bradshaw and they will also be the portfolio managers of the Combined Fund.

2.
Comparison of investment structure, goals, policies and restrictions. Each Fund is currently classified as a diversified, open-end investment management company under the Investment Company Act of 1940, as amended (the “1940 Act”). As open-end investment management companies, both Funds offer daily liquidity and shares that are redeemable on each business day.

The investment objective of the Acquiring Fund is identical to that of the Target Fund: to seek income and long-term capital appreciation. Each Fund’s investment objective is non-fundamental and may be changed without shareholder approval upon 60 days’ written notice to shareholders.

1 See North American Security Trust, SEC No-Action Letter (Aug. 5, 1994).

The Funds have similar principal investment strategies and the principal investment strategy of the Combined Fund will be identical to that of the Acquiring Fund.

Target Fund	Acquiring Fund
The Fund has no limitations on the size of the market capitalization of equity securities in which it invests.

The Fund’s primary investment strategy targets a flexible approach of both preferred and common stocks, as well as various types of convertible debt securities that generate income.  The Equity Income Fund seeks dividend payments that provide investors a yield that exceeds the yield of the stocks comprising the S&P 500® Index.

Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in income producing equity securities.

The Fund’s primary investment strategy targets a flexible approach of both value and growth stocks that have above average investment merits as well as preferred and common stocks and various types of convertible debt securities that generate income.  The Fund also may invest in money market instruments and may, from time to time, purchase put and call options on U.S. traded stocks, currencies or security indices.

Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in large capitalization income producing equity securities.  The Fund invests primarily in the stocks of large capitalization companies. The Fund defines large capitalization companies as companies whose market capitalizations, at the time of purchase, are within the range of market capitalization of companies constituting the S&P 500® Index.  The Fund may also invest up to 20% of its net assets in equity securities of issuers that have market capitalizations outside the defined large-cap level at the time of purchase.

For both Funds, Hodges selects investments using a “bottom-up” approach, which is largely driven by internal research.  Such approach differs somewhat between the Funds.  The approach for the Combined Fund will be identical to that of the Acquiring Fund.

Target Fund	Acquiring Fund
Such approach involves fundamental analysis of a company’s long-term ability to provide attractive income returns to shareholders, sustainability of business models, competitive factors as well as the track record and character of management.
Such approach involves fundamental analysis of a company’s long-term investment merits, business model, competitive factors, pricing power as well as the track record and character of management.

The fundamental and non-fundamental investment policies of each Fund are identical.

Following the Reorganization, the investment structure, goals, principal investment strategies, policies and restrictions of the Acquiring Fund will continue for the Combined Fund.

3.
Comparison of portfolio composition. As of February 24, 2016, the pro forma Combined Fund would have 39 holdings, 9 of which are common to both Funds, 16 which would be from the Target Fund and 14 which would be from the Acquiring Fund.

4.
Comparison of expense structure and expense ratio. The Target Fund’s and Acquiring Fund’s expenses in the tables below are based on the twelve months ended September 30, 2015.  The pro forma fees and expenses of the Combined Fund are estimated as if the Reorganization had occurred on October 1, 2014.  The expense structures of the Funds are as follows:

Shareholder Fees (fees paid directly from your investment)	Target Fund	Acquiring Fund	Combined Fund (Pro Forma)
Redemption/Exchange Fee (as a percentage of amount redeemed/exchanged within 30 days of purchase)	1.00%	1.00%	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Target Fund	Acquiring Fund	Combined Fund (Pro Forma)
Management Fee	0.65%	0.65%	0.65%
Distribution (Rule 12b-1) Fees	0.25%	0.25%	0.25%
Other Expenses	0.60%	0.77%	0.51%
Sub-Total Annual Fund Operating Expenses	1.50%	1.67%	1.41%
Acquired Fund Fees and Expenses(1)	0.00%	0.01%	0.01%
Total Annual Fund Operating Expenses(2)	1.50%	1.68%	1.42%
Expense Reduction/Reimbursement	-0.20%	-0.37%	-0.11%
Total Annual Fund Operating Expenses After Expense Reduction/Reimbursement(3)	1.30%	1.31%	1.31%

(1)	As of the fiscal year ended March 31, 2015.

(2)
The Total Annual Fund Operating Expenses for each Fund do not correlate to the Ratio of Expenses to Average Net Assets Before Expense Reimbursement provided in the Financial Highlights section located in Appendix D of this Information Statement/Prospectus, which reflects the operating expenses of each Fund and does not include AFFE.

(3)
Hodges Capital Management, Inc. (the “Advisor”) has contractually agreed to reduce its fees and pay the Funds’ expenses (excluding Acquired Fund Fees and Expenses, interest expense in connection with investment activities, taxes and extraordinary expenses) in order to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement/Recoupment for Retail Class shares of the Funds to 1.30% of each Fund’s average net assets (the “Expense Cap”).  The Expense Cap will remain in effect indefinitely, but at least until July 31, 2017 for the Acquiring Fund.  The Agreement may be terminated at any time by the Board upon 60 days’ written notice to the Advisor, or by the Advisor with the consent of the Board.  The Advisor may request recoupment of previously waived fees and paid expenses from the Fund for three years from the date they were waived or paid, subject to the Expense Cap.

The expense structure of the Acquiring Fund will continue following the Reorganization.

5.
Comparison of relative asset sizes of the Funds involved in the Reorganization. The total net assets of the Acquiring Fund (approximately $12.2 million as of September 30, 2015) are slightly smaller than those of the Target Fund (approximately $15.6 million as of September 30, 2015)

6.
Conclusion. The Registrant believes that, after considering the NAST factors in their totality, it is appropriate for the Acquiring Fund to be considered the accounting survivor because, following the Reorganization, the investment adviser, the investment structure, goals, principal investment strategies, policies and restrictions, and the portfolio managers of the Combined Fund will be identical to those of the Acquiring Fund prior to the Reorganization. While the Target Fund has larger net assets than the Acquiring Fund and the portfolio composition of the Combined Fund will be slightly more similar to that of the Target Fund than the Acquiring Fund, the Registrant believes the Acquiring Fund should nonetheless be the accounting survivor because the Combined Fund will keep the Acquiring Fund’s expense structure.